# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GameStop Corp., CIK 0001326380
CUSIP: 36467W109
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 625 WESTPORT PARKWAY, GRAPEVINE, Texas (TX), 76051
Date of event which requires filing of this statement: 09/03/2026
Filed by CIK 0001767470
Persons authorized to receive notices and communications: RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Cohen Ryan (CIK 0001767470): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF), other (OO); sole voting power 42,082,626; shared voting power 0; sole dispositive power 42,082,626; shared dispositive power 0; aggregate amount beneficially owned 42,082,626 (8.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: GameStop Corp.
Address of issuer's principal executive offices: 625 WESTPORT PARKWAY, GRAPEVINE, Texas (TX), 76051
Comment: This Amendment No. 15 to the Schedule 13D was triggered solely due to an increase in the number of outstanding Shares of the Issuer in connection with the Issuer's previously announced exchanges of its convertible notes. The Reporting Person has not sold any Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based upon 504,500,979 Shares outstanding as of September 3, 2026 based on information provided by the Issuer to the Reporting Person on such date, plus the Shares underlying the Warrants that may be exercised by the Reporting Person.

As of the date hereof, Mr. Cohen directly beneficially owned 42,082,626 Shares, including 3,734,784 Shares underlying the Warrants, constituting approximately 8.3% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in securities of the Issuer by the Reporting Person during the past 60 days.

## Signatures
- Cohen Ryan: /s/ Ryan Cohen, Ryan Cohen (09/03/2026)